CLIENT EXERCISES OPTION FOR ADDITIONAL SFD™ SURVEY IN COLOMBIA

Wednesday, December 16, 2009

NXT Energy Solutions Inc.  (“NXT” or “the Company”)

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA- NXT Energy Solutions Inc. (“NXT” or “the Company") reports that the SFD™ survey announced on October 26, 2009 was successfully completed and the client has exercised their option to conduct an additional survey. Both surveys are now complete and the final report has been delivered to the client.  The combined contract value of these two SFD™ surveys, including mobilization, is U.S. $986,000.  The client chose to exercise their option upon comparing NXT’s recommendations from the initial SFD™ survey with confidential data previously acquired in the survey area.

In addition in the fourth quarter of 2009 NXT conducted surveys both onshore and offshore in Colombia to showcase SFD™ capabilities.  These test surveys provide valuable case studies to fast track industry acceptance that we anticipate will lead to revenue growth in Latin America.

NXT is a Calgary based company providing airborne hydrocarbon detection solutions that enable our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures or prospect prioritization onto the areas with the greatest hydrocarbon potential. Utilizing its proprietary airborne Stress Field Detection ("SFD™") survey system NXT provides a unique survey method that is environmentally noninvasive and unaffected by ground security issues or difficult terrain. Additionally, surveys can generally be conducted year round and are effective both onshore and offshore. The advantage to NXT’s clients is an efficient and reliable method to explore for hydrocarbons.

Forward-Looking Statement

This news release includes a forward-looking statement.  When used in this document, words such as “anticipate” and “expectation”, are forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectation represented by such a forward-looking statement is reasonable; there can be no assurance that such an expectation will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statement.

For further information contact:

Ken Rogers, VP Finance and CFO	Dave Burwell
NXT Energy Solutions Inc.	The Howard Group
Suite 1400, 505 3rd Street, S.W.,	Suite 300, 1032 17th Ave. S.W.
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2T 0A5
Tel: (403) 264-7020	Tel: (403) 221-0915
Fax: (403) 264-6442	Fax: (403) 237-8387
nxt_info@nxtenergy.com	info@howardgroupinc.com
www.nxtenergy.com	www.howardgroupinc.com

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